      December 23, 2009

     Via Federal Express

     U.S. Securities and Exchange Commission
    100 F Street, N.W.
   Washington, D.C. 20549
   Attn: Filer Support II

   RE:           The Wright Managed Equity Trust (File Number 811-03489 (the “Trust”))

  Ladies and Gentlemen:

 Pursuant to Rule 17g-1 (“the “Rule”) under the Investment Company Act of 1940, as amended (“1940 Act”), enclosed for filing on behalf of the Trust please find:  (i) a copy of the Trust’s Investment Company Bond No. 00 FI 0260476-09 (the “Bond”);  (ii) an officer’s certificate certifying the resolutions  unanimously adopted by the members of the Board of Trustees of the Trust (including those who are not “interested persons” of the Trust as defined in the 1940 Act), which authorizes the purchase of the Bond in a form and in an amount which is consistent with the Rule under the 1940 Act; and (iii) a copy  of the Joint Insured Bond Agreement, entered into on December 1, 2009 pursuant to paragraph (f) of the Rule.

Please note, the enclosed resolutions approved the Bond for a one-year term ending December 1, 2010.

If the Trust had not been named a co-insured under this Bond, it would have maintained a single insured bond in the amount of $600,000 as required under paragraph (d) of the Rule.

The premium of $2,695 was paid for the period commenced December 1, 2009 and ending December 1, 2010 with a written limit of liability of $1,000,000.  The Trust was allocated to pay 66% ($1,779) of this premium.

Sincerely,

/s/ Christopher A. Madden
Christopher A. Madden
Secretary of the Trust

Enclosures